SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                                        .
                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, Nuevo Leon 64410
                                     Mexico
                    (Address of principal executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               Form 20-F |X|     Form 40-F |_|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                                     By: /s/ Federico Reyes
                                                         -----------------------
                                                         Federico Reyes
                                                         Chief Financial Officer

Date: October 27, 2004

                                                                    [LOGO] FEMSA

Investor Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear
(52) 818-328-6046
calvsev@femsa.com.mx

[LOGO]     [SEAL]
 FMX      --------
LISTED    FEMSAUBD
 NYSE

                          FEMSA reports solid operating
                       results for the third quarter and
                           first nine months of 2004

Monterrey, Mexico, October 27, 2004 -- Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the largest integrated beverage company in Latin America, today reported its operational and financial results for the third quarter and first nine months of 2004.

Business Highlights

o FEMSA Consolidated total revenues increased 6.8% and income from operations was up 6.6% during 3Q04 driven by steady performance at our main business units.

o FEMSA  Cerveza  domestic  volume  increased  4.3%  during 3Q04 and income from
operations  rose  4.6%.  We  continued  to  experience   positive  sales  trends
throughout all our Mexican territories by leveraging our new business model.

o Coca-Cola FEMSA's income from operations increased 9.0% during the quarter. Operating margin expanded year-over-year in all international operations and sequentially in Mexico.

o FEMSA Comercio added 173 net new Oxxo stores during the quarter, now totaling 3,259 locations nationwide, 718 more stores than a year ago.


October 27, 2004                       1

                                                                    [LOGO] FEMSA

Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented, "I am pleased to report another quarter where we made solid progress in the implementation of our beverage strategy. As you know, in late August we finalized the transaction whereby we repurchased 30% of FEMSA Cerveza and unwound our business relationship with Interbrew. We are moving swiftly to leverage our renewed flexibility and are making progress in the design of the business plan for our U.S. exports together with Heineken USA. In the key domestic beer market, we are on track in our transformation efforts with very positive results.

At Coca-Cola FEMSA, we achieved operating margin expansion in most of our territories. It is increasingly evident that the acquisition of our new territories is supporting our growth through the diversification of revenues and profit sources throughout Latin America.

Finally, FEMSA Comercio advanced in the consolidation of Oxxo's leadership position in the market while continuing to improve the value proposition in its stores, with a view to continue increasing same-store sales performance by better identifying and serving customers' needs.

We are optimistic about the road ahead and we will keep the pace. There is much work to be done in our pursuit to create long-term shareholder value."

Notice

Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco"), we began consolidating its operating results as of May 2003.
Therefore, operating results presented in this report for Coca-Cola FEMSA ("KOF") and for FEMSA consolidated for the nine months ended September 30, 2004 are not comparable to the nine months ended September 30, 2003. Operating results for the third quarter ended September 30, 2004, however are fully comparable with the third quarter of 2003. Our annual results will be fully comparable to the previous year once we report for full year 2005.


October 27, 2004                       2

                                                                    [LOGO] FEMSA

DISCUSSION OF FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003.

FEMSA

FEMSA total revenues increased by 6.8% to Ps. 23.702 billion during 3Q04 from Ps. 22.195 billion during 3Q03. Almost 90% of the increase in total revenues is related to the growth at FEMSA Comercio, which added 718 net new convenience stores in the last twelve months.

For the first nine months of 2004, our consolidated total revenues increased by 21.4% to Ps. 68.282 billion from Ps. 56.223 billion during the same period of 2003. The increase in total revenues was driven by growth in every one of our main operating companies, with most of the increase due to the inclusion of the new Coca-Cola FEMSA territories, and the growth in net new Oxxo stores at FEMSA Comercio.

Cost of sales increased to Ps. 12.520 billion during 3Q04 compared to Ps. 11.521 billion during the same period of 2003, an increase of 8.7%. Most of this increase was due to an increase in the net number of Oxxo stores, and to a lesser extent, a higher cost of sales at FEMSA Cerveza. Gross margin decreased 90 basis points to 47.2% of total revenues during 3Q04 compared to 48.1% during 3Q03. This was primarily due to the higher proportion of the lower margin operations of FEMSA Comercio in FEMSA's consolidated results, as well as slight contractions in the gross margins of FEMSA Cerveza and FEMSA Empaques.

Our cost of sales increased to Ps. 36.190 billion during the first nine months of 2004 compared to Ps. 29.187 billion during the first nine months of 2003, an increase of 24.0%. Nearly two-thirds of the increase was due to the inclusion of the new Coca-Cola FEMSA territories, while most of the remaining third was due to an increase in the net number of Oxxo stores. Our gross margin decreased 110 basis points to 47.0% of total revenues during the first nine months of 2004 compared to 48.1% for the same period of 2003.

Income from operations increased by 6.6% to Ps. 3.613 billion during 3Q04, resulting in an operating margin of 15.2%. The observed margin contraction of 10 basis points from 3Q03 primarily resulted from the net effect of declines in the operating margins of FEMSA Empaques and FEMSA Comercio, partially offset by improvements in the operating margins of FEMSA Cerveza and Coca-Cola FEMSA.

For the first nine months of 2004, income from operations increased by 13.2% reaching Ps. 9.932 billion compared to Ps. 8.776 billion for the first nine months of 2003. The consolidated operating margin decreased 110 basis points from the same period of 2003 to 14.5% of total revenues. This margin contraction resulted from the net effect of a decrease in the operating margins of Coca-Cola FEMSA, FEMSA Comercio, and FEMSA Empaques, which was partially offset by a 110 basis point improvement in the operating margin of FEMSA Cerveza.


October 27, 2004                       3

                                                                    [LOGO] FEMSA

Net interest expense amounted to Ps. 716 million during 3Q04, compared to Ps. 807 million during 3Q03, due to the net effect of (1) increased debt from the purchase of 30% of FEMSA Cerveza during 3Q04, and (2) a favorable comparison to 3Q03, when we recognized a one-time commission charge related to the prepayment of debt incurred for the Panamco acquisition. For the first nine months of 2004, net interest expense amounted to Ps. 2.229 billion compared to Ps. 1.437 billion for the first nine months of 2003. This increase is primarily related to interest expense related to debt incurred by Coca-Cola FEMSA to acquire Panamco in May 2003.

Foreign exchange gain (loss) amounted to a gain of Ps. 62 million during 3Q04. This was a significant improvement from the loss of Ps. 1.164 billion during 3Q03. The Ps. 62 million gain is due to the appreciation of 1.18% of the Mexican peso against the U.S. dollar during 3Q04 applied to our U.S. dollar-denominated liabilities and a foreign exchange gain on the cash obtained to repurchase 30% of FEMSA Cerveza that was part of our cash balance for two months of the third quarter. The Mexican peso depreciated 1.26% in nominal terms versus the U.S. dollar during the first nine months of 2004 moving from 11.235 pesos per U.S. dollar on December 31, 2003 to 11.376 pesos per U.S. dollar on September 30, 2004. For the first nine months of 2004, foreign exchange loss amounted to a loss of Ps. 108 million compared to a loss of Ps. 2.151 billion in the same period of 2003 related to the devaluation of the Mexican peso against the debt incurred by Coca-Cola FEMSA to acquire Panamco.

Monetary position gain (loss) amounted to a gain of Ps. 588 million during 3Q04, compared to a gain of Ps. 481 million during 3Q03. For the first nine months of 2004, the monetary position amounted to a gain of Ps. 1.138 billion, compared to a gain of Ps. 517 million during the same period of 2003. This gain reflects the inflationary impact on our higher net liabilities recorded during the period.

Tax recognized during 3Q04 amounted to Ps. 1.290 billion, which includes income tax, tax on assets, and employee profit sharing ("taxes"), compared to Ps. 653 million during 3Q03. For the first nine months of 2004, taxes amounted to Ps.
3.242 billion, compared to Ps. 2.004 billion for the same period of 2003. The effective tax rate for the first nine months of 2004 was 38.2%, compared to the 40.1% effective tax rate for the same period in 2003.

Extraordinary gain.

As mentioned in our second quarter 2004 press release, in May 2004 our subsidiary Coca-Cola FEMSA obtained a favorable final ruling from a Mexican federal court allowing it to deduct losses arising from a sale of shares during 2002. As a result of the ruling, our consolidated net income increased by Ps.
1.195 billion for the first nine months of 2004 as compared to the same period in 2003.

Net income amounted to Ps. 2.245 billion during 3Q04, up 98.1% with respect to 3Q03. For the first nine months of 2004, net income increased 115.6% to Ps.
6.442 billion from Ps. 2.988 billion during the same period in 2003.


October 27, 2004                       4

                                                                    [LOGO] FEMSA

Net majority income per FEMSA Unit1 was Ps. 1.303 in 3Q04 and Ps. 3.654 for the first nine months of 2004. Net majority income per FEMSA ADS, assuming an exchange rate of Ps. 11.376 per dollar, was US$ 3.21 for the first nine months of 2004. Consolidated net majority income amounted to Ps. 3.871 billion for the first nine months of 2004, 81.1% higher than the same period of 2003.

Capital expenditures amounted to Ps. 1.742 billion and Ps. 4.680 billion for 3Q04 and the first nine months of 2004, respectively.

Consolidated debt. As of September 30, 2004, FEMSA recorded a cash balance of Ps. 7.683 billion (US$ 675 million), short-term debt of Ps. 8.050 billion (US$ 708 million) and long-term debt of Ps. 39.208 billion (US$ 3,447 million). FEMSA's consolidated net debt balance (the sum of short-term debt, plus long-term debt, minus cash balance) increased by US$ 996 million as of September 30, 2004 from June 30, 2004. This increase is a result of the additional debt incurred for the repurchase of the remaining 30% of FEMSA Cerveza that took place on August 31, 2004. FEMSA intends to repay approximately US$ 500 million of this new debt with proceeds of an equity offering (please refer to section below: FEMSA equity issuance to finance part of the acquisition of 30% of FEMSA Cerveza).

As of September 30, 2004, approximately 50.5% of FEMSA's consolidated total debt had fixed interest rates, while the remaining 49.5% had variable interest rates. Our currency breakdown was as follows: 35.0% of our total debt was denominated in U.S. dollars, 63.6% in Mexican pesos, and 1.4% in Colombian pesos. The weighted average interest rates of our debt were approximately 9.1%, 4.5%, and 10.2% for Mexican peso, U.S. dollar, and Colombian peso-denominated debt, respectively. The nominal weighted average annual interest rate for our total debt was 7.5% as of September 30, 2004.

Recent Developments:

"Six" stores transferred from FEMSA Cerveza to FEMSA Comercio.

As mentioned in the first quarter 2004 FEMSA press release, during the month of December 2003, all of the "Six" stores that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 "Six" stores. The transfer increased FEMSA Cerveza's ability to focus on its core operations, while providing FEMSA Comercio with a number of proven locations.

In order to assure comparability, and in accordance with accounting rules, for 3Q03 and first nine months of 2003, we have taken the financial results of these "Six" stores from FEMSA Cerveza and incorporated them into FEMSA Comercio. The information presented in this press release is based on these reclassified figures for the third quarter and first nine months of 2003. This change has no impact on FEMSA Consolidated figures. For further details, please see the attached financial tables.

----------
(1) FEMSA Units consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA B unit is comprised of five Series B shares. The number of FEMSA Units outstanding as of September 30, 2004 was 1,059,462,090, equivalent to the total number of shares of FEMSA outstanding as of September 30, 2004 divided by 5.


October 27, 2004                       5

                                                                    [LOGO] FEMSA

FEMSA  equity  issuance  to  finance  part of the  acquisition  of 30% of  FEMSA
Cerveza.

As reported in our second quarter results, on July 27, 2004 our shareholders approved the issuance of up to 344 million Series B shares and up to 322 million Series D-B and D-L shares, which represent up to 52.8 million B Units and up to
80.5 million BD Units. We expect to sell these Units in offerings in Mexico and in the form of ADSs outside of Mexico. The number of shares authorized for sale includes any shares that might be required to satisfy an over-allotment option on the BD Units that may be granted to the underwriters. Prior to the commencement of the offerings, we will determine the exact number of Units to be offered. Any authorized shares in excess of those constituting the Units in the offerings (and the over-allotment option) will be cancelled. Our expectation is that our total proceeds from the offerings will range from US$ 500 million to US$ 550 million. The proceeds from the offerings will be used to repay debt incurred in connection with our repurchase of 30% of FEMSA Cerveza, which took place in August 2004. For more information about this repurchase please refer to our August 31, 2004 press release titled "FEMSA and Interbrew complete transaction unwinding relationship".

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall be no sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of such jurisdiction.

Reclassification following the acquisition of 30% of FEMSA Cerveza.

The participation of affiliated companies, which mainly related to results from Labatt USA, is now stated below the operating income line.

FEMSA Empaques' core operations to be merged into FEMSA Cerveza during 4Q04.

As another step towards our integrated beverage model, on October 26, the Board of Directors approved the integration of FEMSA Empaques' core operations into FEMSA Cerveza. Specifically, the operations in glass bottles and cans will be consolidated into FEMSA Cerveza, with the other non-core and smaller operations remaining at FEMSA Empaques. For reporting purposes, FEMSA Empaques will cease to appear as a separate business starting with our 4Q04 and full year 2004 results. In our next quarterly press release we will provide reclassified figures for full comparability of our 4Q04 and full year 2004 results with previous periods.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release.


October 27, 2004                       6

                                                                    [LOGO] FEMSA

FEMSA Cerveza

Domestic sales volume grew by 4.3% to 6.048 million hectoliters during 3Q04, primarily due to increased sales throughout all of Mexico led by our Sol, Indio, and Tecate Light brands. For the first nine months of 2004, domestic sales volume grew by 4.1% to 17.443 million hectoliters. We attribute these positive results to several key initiatives. For instance, we continue to (1) drive innovation in our packaging and product portfolio, and we have had particular success with the re-launching of Tecate Light, the roll-out of Sol Brava throughout Central Mexico, and the launching of non-returnable Sol at a premium price in our Northwest Mexico territories, (2) expand our coverage, therefore improving the availability of our products for the consumer, (3) improve our execution at the point of sale, and (4) start to leverage some functionality from our Enterprise Resource Planning ("ERP") system, which is currently operational in 68% of total direct domestic volume, allowing us to implement micro-segmented strategies in some territories.

Export sales volume increased by 1.4% to 0.609 million hectoliters during 3Q04. This slower pace of growth was primarily due to inventory build-up experienced at our U.S. wholesalers during the first half of 2004. As evidence of this, depletions in the U.S. market (sales from wholesalers to points of sale) increased by 8.1% during 3Q04 compared to 3Q03.

For the first nine months of 2004,  export  sales  volume  increased by 14.6% to
1.788 million hectoliters. Depletions in the U.S. market increased by 11.4%, with the remaining growth coming from inventory build-up at wholesalers. The 11.4% increase in depletions was primarily due to continued successful marketing strategies for our Tecate and Dos Equis brands, and an overall improvement in the U.S. economy.

Total revenues increased by 4.1% to Ps. 5.947 billion during 3Q04, resulting from total volume growth of 4.0% and a 2.8% year-over-year increase in Mexican peso terms of our export revenue per hectoliter. Domestic revenue per hectoliter increased by 4.8% in nominal terms during 3Q04; however, as a result of inflation of 5.1% over the last twelve months, real domestic revenue per hectoliter decreased by 0.3% principally due to an increase in selective promotional activity during the quarter. For the first nine months of 2004, total revenues increased by 5.0% to Ps. 17.161 billion from Ps. 16.338 billion during the same period of 2003. Domestic revenues represented 92% of the total, while the remaining 8% came from exports.

Cost of sales increased by 7.3% to Ps. 2.517 billion during 3Q04 from Ps. 2.346 billion during 3Q03. This was due to (1) 4.0% growth in total sales volume, (2) a higher percentage of non-returnable presentations in our product portfolio mix, and (3) a per hectoliter increase in the cost of some of energy and barley. For the first nine months of 2004, cost of sales increased by 5.9%, slightly ahead of total volume growth, reaching Ps. 7.212 billion compared to Ps. 6.809 billion during the same period of 2003.


October 27, 2004                       7

                                                                    [LOGO] FEMSA

Gross profit increased by 1.8% to reach Ps. 3.430 billion during 3Q04. Our gross margin decreased by 130 basis points to 57.7% of total revenues compared to 59.0% during 3Q03. For the first nine months of 2004, gross profit totaled Ps.
9.949 billion, resulting in a gross margin of 58.0%, 30 basis points lower than the same period of 2003.

Administrative expenses increased by 5.0% to Ps. 623 million during 3Q04 compared to Ps. 594 million in 3Q03 due to Enterprise Resource Planning System ("ERP") related expenses. For the first nine months of 2004, administrative expenses increased by 5.8% to Ps. 1.892 billion compared to Ps. 1.788 billion during the same period of 2003.

Selling expenses decreased by 1.5% to Ps. 1.572 billion during 3Q04 compared to Ps. 1.595 billion in 3Q03, due to various expense containment initiatives throughout our company. For the first nine months of 2004, selling expenses decreased by 0.4% to Ps. 4.684 billion.

Operating expenses (administrative plus selling expenses) as a percentage of total revenues decreased 140 basis points from 38.3% in 3Q03 to 36.9% in 3Q04 as a result of higher sales volumes and more effective management of operating expenses. For the first nine months of 2004 compared to the same period of 2003, operating expenses as a percentage of total revenues decreased 140 basis points from 39.7% to 38.3%.

Operating income (before  deduction of management fees) increased by 4.6% to Ps.
1.235 billion during 3Q04 compared to Ps. 1.181 billion during 3Q03. Operating margin (before management fees) increased 10 basis points to 20.8% of total revenues. This increase reflects stable real prices, solid volume growth, and a more efficient use of operating expenses that was offset by an increase in cost of sales. For the first nine months of 2004, operating income (before management fees) increased by 11.0% to Ps. 3.374 billion from Ps. 3.038 billion in the same period of 2003. Operating margin (before management fees) increased 110 basis points to 19.7% of total revenues reflecting stable real prices, solid volume growth, and a more efficient use of operating expenses.

FEMSA Comercio

Total  revenues  increased  by 28.6% to Ps. 5.974  billion  during 3Q04 from Ps.
4.647 billion during 3Q03. As of September 30, 2004, we had 3,259 convenience stores nationwide, an increase of 718 net new stores from September 30, 2003. Oxxo continues to rapidly consolidate its position as the leading chain of convenience stores in Mexico. For the first nine months of 2004, total revenues increased by 24.3% to Ps. 16.277 billion from Ps. 13.097 billion the same period of 2003.


October 27, 2004                       8

                                                                    [LOGO] FEMSA

Oxxo same store sales increased by an average of 10.2% during 3Q04, reflecting an increase of 5.8% in the average ticket and an increase of 4.2% in store traffic. The expansion achieved in the average ticket and same store sales figures continues to reflect the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within its stores. For the first nine months of 2004, Oxxo same store sales increased an average of 8.6%, reflecting an increase of 4.7% in the average ticket and an increase of 3.7% in store traffic.

Gross profit reached Ps. 1.586 billion during 3Q04, which represents a stable gross margin of 26.5% of total revenues when compared to the 26.4% registered in 3Q03. For the first nine months of 2004, gross profit increased 24.9% to Ps.
4.272 billion compared to Ps. 3.419 billion during the same period of 2003. Therefore, year-to-date gross margin increased slightly to 26.2% of total revenues.

Administrative expenses increased by 61.2% to Ps. 110 million during 3Q04 compared to 3Q03. Over 70% of this increase resulted from expenses and amortization of new IT systems investments that can no longer be capitalized, with the remaining amount resulting from increased expenses in personnel training and development and the opening of three new sales regions in Morelia, Juarez, and La Paz. For the first nine months of 2004, administrative expenses increased by 51.8% to Ps. 317 million compared to the first nine months of 2003.

Selling expenses increased by 32.1% to Ps. 1.230 billion during 3Q04, increasing 60 basis points to 20.6% of total revenues. For the first nine months of 2004, selling expenses increased at a slightly higher rate than revenues to Ps. 3.301 billion, or 20.3% of total revenues, mainly as a result of an increase in the net number of Oxxos that have not reached their on-going sales level, as well as higher advertising spending in order to reinforce the brand equity of Oxxo. In addition to increasing the net number of stores, we are also significantly improving our existing store base.

Operating income (before deduction of management fees) increased by 7.4% to Ps. 246 million, resulting in an operating margin of 4.1% for 3Q04, 80 basis point lower than 3Q03. For the first nine months of 2004, operating income increased by 13.4% to Ps. 654 million, resulting in an operating margin of 4.0%, 40 basis points lower than the same period of 2003. However, the impact of our strategic initiatives is already visible in same store sales improvements, growth in store traffic, and in the average ticket as we leverage our brand to rapidly expand the Oxxo chain. While the current investment is outpacing returns in the short-run, the impact of continued investment in the development of our Oxxo chain is ultimately aimed at growing our profitability in future years.


October 27, 2004                       9

                                                                    [LOGO] FEMSA

FEMSA Empaques

Total revenues increased by 6.2% to Ps. 2.101 billion during 3Q04. This increase was attributed to strong volume growth as follows: (1) a 16.8% net increase in the sales volume of glass bottles, mainly due to strong demand from FEMSA Cerveza, (2) a 18.9% net increase in the sales volume of crown caps, mainly due to a surge in demand from third parties, primarily exports, (3) a 11.3% net increase in the sales volume of beverage cans, and (4) the depreciation of the Mexican peso, which offset a decrease in the average price of these products in U.S. dollar terms.

For the first nine months of 2004, total revenues increased by 8.1% to Ps. 6.053 billion from Ps. 5.598 billion during the same period of 2003.

Gross profit reached Ps. 470 million during 3Q04 resulting in a gross margin of 22.3% compared to 24.3% for 3Q03. The 200 basis point margin contraction from 3Q03 is primarily due to an increase in the cost of dollar-denominated raw materials, in particular aluminum and steel, and to a lesser extent, the opening of new regional offices for servicing our refrigerated equipment operations.

For the first nine months of 2004, gross profit reached Ps. 1.372 billion resulting in a gross margin of 22.7%.

Administrative expenses increased by 21.2% to Ps. 54 million during 3Q04 due to an expansion in the operations for maintenance of refrigeration equipment for our soft drink operations in addition to higher labor expenses.

Selling expenses increased by 4.0% to Ps. 128 million during 3Q04. As in 2Q04, this increase was primarily due to increased shipping costs resulting from increased sales in the domestic market. For the first nine months of 2004, operating expenses increased by 2.3% to Ps. 503 million compared to Ps. 492 million in the first nine months of 2003.

Operating income (before deduction of management fees) decreased by 8.1% to Ps. 288 million during 3Q04 resulting in an operating margin of 13.7% of total revenues, a 210 basis point contraction from 3Q03. For the first nine months of 2004, operating income increased 3.1% to Ps. 869 million.


October 27, 2004                       10

                                                                    [LOGO] FEMSA

--------------------------------------------------------------------------------
CONFERENCE CALL INFORMATION:

Our Third  Quarter and First Nine Months 2004  Conference  Call will be held on:
Wednesday October 27, 2004, 4:00 P.M. Eastern Time (3:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
1-800-818-5264, International: 913-981-4910. This Conference Call will also be transmitted through live webcast at http//:ir.femsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 2, 2004. To listen to the replay please dial:
Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 916596.
--------------------------------------------------------------------------------

Set forth in this press release is certain unaudited financial information for FEMSA for the third quarter and first nine months of 2004, compared to the third quarter and first nine months of 2003. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores; and FEMSA Empaques, S.A. de C.V., which engages in the production and distribution of packaging materials.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of September 30, 2004 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

--------------------------------------------------------------------------------
NOTES:

We  invite  you  to  register  in  our  Investor   Relations   Site  located  at
http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.
--------------------------------------------------------------------------------

       Seven pages of tables and Coca-Cola FEMSA's press release to follow


October 27, 2004                       11

--------------------------------------------------------------------------------
F E M S A                          Consolidated Income Statement
--------------------------------------------------------------------------------

                                                For the third quarter of:                        For the nine months of:
Expressed in Millions of Pesos        ----------------------------------------------   ---------------------------------------------
as of September 30, 2004               2004    % Integ.   2003    % Integ.   % Incr.    2004    % Integ.   2003    % Integ.  % Incr.
------------------------------------  ----------------------------------------------   ---------------------------------------------
  Net sales                           23,663     99.8    22,154     99.8       6.8     68,097     99.7    56,046     99.7     21.5
  Other operating revenues                39      0.2        41      0.2      (4.9)       185      0.3       177      0.3      4.5
------------------------------------  ----------------------------------------------   ---------------------------------------------
Total revenues                        23,702    100.0    22,195    100.0       6.8     68,282    100.0    56,223    100.0     21.4
Cost of sales                         12,520     52.8    11,521     51.9       8.7     36,190     53.0    29,187     51.9     24.0
------------------------------------  ----------------------------------------------   ---------------------------------------------
Gross profit                          11,182     47.2    10,674     48.1       4.8     32,092     47.0    27,036     48.1     18.7
------------------------------------  ----------------------------------------------   ---------------------------------------------
  Administrative expenses              1,608      6.8     1,542      6.9       4.3      4,795      7.0     4,010      7.1     19.6
  Selling expenses                     5,961     25.1     5,743     25.9       3.8     17,365     25.4    14,250     25.3     21.9
------------------------------------  ----------------------------------------------   ---------------------------------------------
Operating expenses                     7,569     31.9     7,285     32.8       3.9     22,160     32.5    18,260     32.5     21.4
------------------------------------  ----------------------------------------------   ---------------------------------------------
Income from operations                 3,613     15.2     3,389     15.3       6.6      9,932     14.5     8,776     15.6     13.2
------------------------------------  ----------------------------------------------   ---------------------------------------------
      Interest expense                  (970)            (1,078)             (10.0)    (2,669)            (2,057)             29.8
      Interest income                    254                271               (6.3)       440                620             (29.0)
------------------------------------  ----------------------------------------------   ---------------------------------------------
  Interest expense, net                 (716)              (807)             (11.3)    (2,229)            (1,437)             55.1
  Foreign exchange (loss) gain            62             (1,164)              N.S.       (108)            (2,151)            (95.0)
  Gain (loss) on monetary position       588                481               22.2      1,138                517              N.S.
------------------------------------  ----------------------------------------------   ---------------------------------------------
Integral result of financing             (66)            (1,490)             (95.6)    (1,199)            (3,071)            (61.0)
Participation in affiliated companies     47                 39               20.5         56                 17              N.S.
Other (expenses) income                  (59)              (152)             (61.2)      (300)              (730)            (58.9)
------------------------------------  ----------------------------------------------   ---------------------------------------------
Income before taxes                    3,535              1,786               97.9      8,489              4,992              70.1
Taxes                                 (1,290)              (653)              97.5     (3,242)            (2,004)             61.8
------------------------------------  ----------------------------------------------   ---------------------------------------------
Income before extraordinary items      2,245              1,133               98.1      5,247              2,988              75.6
Extraordinary items                       --                 --                         1,195                 --             100.0
------------------------------------  ----------------------------------------------   ---------------------------------------------
Net Income                             2,245              1,133               98.1      6,442              2,988             115.6
------------------------------------  ----------------------------------------------   ---------------------------------------------
Net majority income                    1,380                903               52.8      3,871              2,137              81.1
Net minority income                      865                230              276.1      2,571                851             202.1
------------------------------------  ----------------------------------------------   ---------------------------------------------

EBITDA & CAPEX
------------------------------------  ----------------------------------------------   ---------------------------------------------
Operating Income                       3,613     15.2     3,389     15.3       6.6      9,932     14.5     8,776     15.6     13.2
Depreciation                             784      3.3       820      3.7      (4.4)     2,354      3.4     2,133      3.8     10.3
Amortization & other                     762      3.2       823      3.7      (7.4)     2,311      3.4     1,989      3.5     16.2
------------------------------------  ----------------------------------------------   ---------------------------------------------
EBITDA                                 5,159     21.8     5,032     22.7       2.5     14,597     21.4    12,898     22.9     13.2
CAPEX                                  1,742              2,039              (14.6)     4,680              5,221             (10.4)
------------------------------------  ----------------------------------------------   ---------------------------------------------

                                                                                                       -----------------------------
FINANCIAL RATIOS (Times)                                                                                 2004     2003     Var. p.p.
------------------------------------  ----------------------------------------------------------------------------------------------
Liquidity(1)                                                                                             0.83     1.14      (0.31)
Interest coverage(2)                                                                                     6.55     8.98      (2.43)
Leverage(3)                                                                                              1.41     1.41      (0.00)
Capitalization(4)                                                                                       49.54%   48.95%      0.59
------------------------------------  ----------------------------------------------------------------------------------------------

(1)   Total current assets / total current liabilities.

(2) Income from operations + depreciation + amortization & other / interest expense, net.

(3)   total liabilities/ total stockholders' equity.

(4)   Bank loans / (Bank loans + total stockholders' equity).


October 27, 2004                       12

F E M S A                          Consolidated Balance Sheet
                                      As of September 30,:

                                                                       (Expressed in Millions of Pesos as of September 30, 2004)
                                                                       ---------------------------------------------------------
ASSETS                                                                        2004                  2003              % Incr.
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                    7,683                10,424               (26.3)
Accounts receivable                                                          4,195                 5,326               (21.2)
Inventories                                                                  7,221                 7,014                 3.0
Prepaid expenses                                                             1,010                   740                36.5
----------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                        20,109                23,504               (14.4)
Property, plant and equipment, net                                          43,604                43,553                 0.1
Intangible assets(1)                                                        44,378                34,064                30.3
Deferred assets                                                              6,256                 5,207                20.1
Other assets                                                                 1,636                 2,244               (27.1)
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               115,984               108,572                 6.8
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS EQUITY
----------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                   8,050                 2,292               251.2
Current maturities long term debt                                            3,726                 5,847               (36.3)
Interest payable                                                               465                   478                (2.7)
Operating liabilities                                                       12,039                11,959                 0.7
----------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                   24,280                20,576                18.0
Bank loans                                                                  35,482                35,019                 1.3
Deferred income taxes                                                        3,287                 3,521                (6.6)
Other liabilities                                                            4,804                 4,448                 8.0
----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                           67,853                63,564                 6.7
Total Stockholders' equity                                                  48,131                45,008                 6.9
----------------------------------------------------------------------------------------------------------------------------
LIAB. & STOCKHOLDERS' EQUITY                                               115,984               108,572                 6.8
----------------------------------------------------------------------------------------------------------------------------

                                                      September 2004                                    December 2003
                                          ------------------------------------------      ------------------------------------------
NET DEBT                                  Cash     Short-term  Long-term    Net debt      Cash     Short-term  Long-term    Net debt
-----------------------------------------------------------------------------------------------------------------------------------
FEMSA Holding                               330       6,192       4,352      10,214         595          --          94        (501)
Coca-Cola FEMSA                           3,492         622      24,886      22,016       2,946       1,766      28,246      27,066
FEMSA Cerveza                             3,084         173       6,984       4,073       3,533          32       5,821       2,320
FEMSA Comercio                              572         194       1,991       1,613         526          58       1,527       1,059
FEMSA Empaques                              205         869         995       1,659         463         705       1,526       1,768
-----------------------------------------------------------------------------------------------------------------------------------
Total Consolidated                        7,683       8,050      39,208      39,575       8,063       2,561      37,214      31,712
-----------------------------------------------------------------------------------------------------------------------------------

(1) Consist mainly of the intangible assets generated by Panamco acquisition and by the acquisition of the 30% of FEMSA Cerveza in 2004.


October 27, 2004                       13

Coca-Cola FEMSA                     Results from operations

                                           For the third quarter of:                            For the nine months of:
Expressed in Millions of       ------------------------------------------------   --------------------------------------------------
Pesos as of September 30, 2004   2004    % Integ.    2003    % Integ.   % Incr.     2004     % Integ.     2003      % Integ. % Incr.
------------------------------ ------------------------------------------------   --------------------------------------------------
Net sales                      11,381.9    99.7    11,357.8    99.8       0.2     33,392.0     99.6     25,326.8      99.4    31.8
Other revenues                     28.7     0.3        25.6     0.2      12.0        148.5      0.4        143.4       0.6     3.4
------------------------------ ------------------------------------------------   --------------------------------------------------
Total revenues                 11,410.6   100.0    11,383.4   100.0       0.2     33,540.5    100.0     25,470.2     100.0    31.7
Cost of good sold               5,823.1    51.0     5,826.2    51.2      (0.1)    17,199.0     51.3     12,836.8      50.4    34.0
------------------------------ ------------------------------------------------   --------------------------------------------------
Gross margin                    5,587.5    49.0     5,557.2    48.8       0.5     16,341.5     48.7     12,633.4      49.6    29.4
------------------------------ ------------------------------------------------   --------------------------------------------------
Administrative expenses           656.0     5.7       658.7     5.8      (0.4)     1,958.4      5.8      1,372.7       5.4    42.6
Sales expenses                  2,974.0    26.1     3,102.3    27.3      (4.1)     9,035.0     26.9      6,539.4      25.7    38.2
------------------------------ ------------------------------------------------   --------------------------------------------------
Operating expenses              3,630.0    31.8     3,761.0    33.0      (3.5)    10,993.4     32.8      7,912.1      31.1    38.9
------------------------------ ------------------------------------------------   --------------------------------------------------
Income from operations          1,957.5    17.2     1,796.2    15.8       9.0      5,348.1     15.9      4,721.3      18.5    13.3
Depreciation                      288.0     2.5       346.7     3.0     (16.9)       910.9      2.7        738.9       2.9    23.3
Amortization & other              217.9     1.9       333.8     2.9     (34.7)       776.9      2.3        660.0       2.6    17.7
------------------------------ ------------------------------------------------   --------------------------------------------------
EBITDA                          2,463.4    21.6     2,476.7    21.8      (0.5)     7,035.9     21.0      6,120.2      24.0    15.0
Capital Expenditures              498.6               900.6             (44.6)     1,219.8               1,808.9             (32.6)
------------------------------ ------------------------------------------------   --------------------------------------------------

Sales Volumes (1)
(Millions of Unit Cases)
------------------------------ ------------------------------------------------   --------------------------------------------------
Mexico                            256.3    54.6       256.2    56.6       0.0        741.6    158.1        757.8     167.3    (2.1)
Central America                    27.5     5.9        26.9     5.9       2.3         80.8     17.2         77.9      17.2     3.7
Colombia                           40.5     8.6        41.6     9.2      (2.8)       122.0     26.0        126.7      28.0    (3.7)
Venezuela                          45.2     9.6        39.7     8.8      13.9        126.7     27.0        105.7      23.3    19.8
Brazil                             65.5    14.0        60.0    13.2       9.2        190.7     40.7        187.8      41.5     1.6
Argentina                          34.0     7.2        28.6     6.3      18.6        102.5     21.9         87.3      19.3    17.3
------------------------------ ------------------------------------------------   --------------------------------------------------
Total KOF                         469.0    99.9       453.0   100.0       3.5      1,364.3    290.9      1,343.3     296.6     1.6
============================== ================================================   ==================================================

(1) For comparison purposes the 2003 sales volumes of the acquired Panamco territories, were included.


October 27, 2004                       14

FEMSA Cerveza                         Results from operations

                                                                                 For the third quarter of:
                                                        ----------------------------------------------------------------------------
Expressed in Millions of                                                         2003       "SIX"      2003
Pesos as of September 30, 2004                           2004       % Integ.   Reported     Stores  Comparable   % Integ.    % Incr.
---------------------------------------------           ----------------------------------------------------------------------------
Net sales                                               5,892.9       99.1      5,876.1      207.1    5,669.0       99.2        3.9
Other revenues                                             54.5        0.9         46.6                             46.6        0.8
---------------------------------------------           ----------------------------------------------------------------------------
Total revenues                                          5,947.4      100.0      5,922.7      207.1    5,715.6      100.0        4.1
Cost of good sold                                       2,517.1       42.3      2,505.6      159.7    2,345.9       41.0        7.3
---------------------------------------------           ----------------------------------------------------------------------------
Gross margin                                            3,430.3       57.7      3,417.1       47.4    3,369.7       59.0        1.8
---------------------------------------------           ----------------------------------------------------------------------------
Administrative expenses                                   623.2       10.5        595.9        2.4      593.5       10.4        5.0
Sales expenses                                          1,572.0       26.4      1,636.1       40.9    1,595.2       27.9       (1.5)
---------------------------------------------           ----------------------------------------------------------------------------
Operating expenses                                      2,195.2       36.9      2,232.0       43.3    2,188.7       38.3        0.3
---------------------------------------------           ----------------------------------------------------------------------------
Income from operations
  before management fee                                 1,235.1       20.8      1,185.1        4.1    1,181.0       20.7        4.6
Management fee                                             93.7        1.6        108.3                 108.3        1.9      (13.5)
---------------------------------------------           ----------------------------------------------------------------------------
Income from operations                                  1,141.4       19.2      1,076.8        4.1    1,072.7       18.8        6.4
---------------------------------------------           ----------------------------------------------------------------------------
Depreciation                                              299.6        5.0        302.1                 302.1        5.3       (0.8)
Amortization & other                                      442.7        7.4        453.3                 453.3        7.9       (2.3)
---------------------------------------------           ----------------------------------------------------------------------------
EBITDA                                                  1,883.7       31.7      1,832.2        4.1    1,828.1       32.0        3.0
Particip. in affiliated companies                          46.6                    38.1                  38.1                  22.3
Capital Expenditures                                      738.5                   754.3                 754.3                  (2.1)
---------------------------------------------           ----------------------------------------------------------------------------

Sales integration
---------------------------------------------           ----------------------------------------------------------------------------
Domestic reven. Millions of Ps                          5,409.3       91.8      5,412.4               5,205.4       91.8        3.9
Exports reven.: Millions of Ps                            483.6        8.2        463.6                 463.6        8.2        4.3
                US Millions                                42.4                    40.2                  40.2                   5.5
---------------------------------------------           ----------------------------------------------------------------------------

Sales volumes
(Thousand hectoliters)
---------------------------------------------           ----------------------------------------------------------------------------
Domestic                                                6,048.0       90.9      5,801.0               5,801.0       90.6        4.3
Exports                                                   608.8        9.1        600.3                 600.3        9.4        1.4
---------------------------------------------           ----------------------------------------------------------------------------
Total                                                   6,656.8      100.0      6,401.3               6,401.3      100.0        4.0
---------------------------------------------           ----------------------------------------------------------------------------

Revenue per hectoliter
---------------------------------------------           ----------------------------------------------------------------------------
Domestic                                                  894.4                   933.0                 897.3                  (0.3)
Exports                                                   794.3                   772.4                 772.4                   2.8
---------------------------------------------           ----------------------------------------------------------------------------
Total                                                     885.2                   918.0                 885.6                  (0.0)
---------------------------------------------           ----------------------------------------------------------------------------

Total presentation mix
(%)
---------------------------------------------           ----------------------------------------------------------------------------
Returnable                                              4,304.8       64.7      4,347.2               4,347.2       67.9       (1.0)
Non Returnable                                            647.5        9.7        561.1                 561.1        8.8       15.4
Cans                                                    1,704.5       25.6      1,493.0               1,493.0       23.3       14.2
---------------------------------------------           ----------------------------------------------------------------------------
Total                                                   6,656.8      100.0      6,401.3               6,401.3      100.0        4.0
---------------------------------------------           ----------------------------------------------------------------------------


                                                                                 For the nine months of:
                                                       -----------------------------------------------------------------------------
Expressed in Millions of                                                         2003       "SIX"      2003
Pesos as of September 30, 2004                           2004       % Integ.   Reported     Stores  Comparable   % Integ.    % Incr.
---------------------------------------------          -----------------------------------------------------------------------------
Net sales                                              17,021.1       99.2     16,821.8      598.6   16,223.2       99.3        4.9
Other revenues                                             17.0      139.7          0.8      115.1      115.1        0.7       21.4
---------------------------------------------          -----------------------------------------------------------------------------
Total revenues                                         17,160.8      100.0     16,936.9      598.6   16,338.3      100.0        5.0
Cost of good sold                                       7,212.0       42.0      7,274.5      465.1    6,809.4       41.7        5.9
---------------------------------------------          -----------------------------------------------------------------------------
Gross margin                                            9,948.8       58.0      9,662.4      133.5    9,528.9       58.3        4.4
---------------------------------------------          -----------------------------------------------------------------------------
Administrative expenses                                 1,891.5       11.0      1,795.2        7.2    1,788.0       10.9        5.8
Sales expenses                                          4,683.5       27.3      4,819.5      116.8    4,702.7       28.8       (0.4)
---------------------------------------------          -----------------------------------------------------------------------------
Operating expenses                                      6,575.0       38.3      6,614.7      124.0    6,490.7       39.7        1.3
---------------------------------------------          -----------------------------------------------------------------------------
Income from operations
  before management fee                                 3,373.8       19.7      3,047.7        9.5    3,038.2       18.6       11.0
Management fee                                            304.4        1.8        326.5                 326.5        2.0       (6.8)
---------------------------------------------          -----------------------------------------------------------------------------
Income from operations                                  3,069.4       17.9      2,721.2        9.5    2,711.7       16.6       13.2
---------------------------------------------          -----------------------------------------------------------------------------
Depreciation                                              890.8        5.2        901.0                 901.0        5.5       (1.1)
Amortization & other                                    1,383.4        8.1      1,287.0               1,287.0        7.9        7.5
---------------------------------------------          -----------------------------------------------------------------------------
EBITDA                                                  5,343.6       31.1      4,909.2        9.5    4,899.7       30.0        9.1
Particip. in affiliated companies                          55.9                    16.6                  16.6                  N.S.
Capital Expenditures                                    2,116.8                 2,268.4               2,268.4                  (6.7)
---------------------------------------------          -----------------------------------------------------------------------------

Sales integration
---------------------------------------------          -----------------------------------------------------------------------------
Domestic reven. Millions of Ps                         15,602.6       91.7     15,620.7              15,022.1       92.6        3.9
Exports reven.: Millions of Ps                          1,418.5        8.3      1,201.1               1,201.1        7.4       18.1
                US Millions                               124.2                   105.4                 105.4                  17.8
---------------------------------------------          -----------------------------------------------------------------------------

Sales volumes
(Thousand hectoliters)
---------------------------------------------          -----------------------------------------------------------------------------
Domestic                                               17,443.0       90.7     16,762.0              16,762.0       91.5        4.1
Exports                                                 1,788.0        9.3      1,560.1               1,560.1        8.5       14.6
---------------------------------------------          -----------------------------------------------------------------------------
Total                                                  19,231.0      100.0     18,322.1              18,322.1      100.0        5.0
---------------------------------------------          -----------------------------------------------------------------------------

Revenue per hectoliter
---------------------------------------------          -----------------------------------------------------------------------------
Domestic                                                  894.5                   931.9                 896.2                  (0.2)
Exports                                                   793.4                   769.9                 769.9                   3.1
---------------------------------------------          -----------------------------------------------------------------------------
Total                                                     885.1                   918.1                 885.4                  (0.0)
---------------------------------------------          -----------------------------------------------------------------------------

Total presentation mix
(%)
---------------------------------------------          -----------------------------------------------------------------------------
Returnable                                             12,588.2       65.5     12,530.7              12,530.7       68.4        0.5
Non Returnable                                          1,874.2        9.7      1,570.1               1,570.1        8.6       19.4
Cans                                                    4,768.6       24.8      4,221.3               4,221.3       23.0       13.0
---------------------------------------------          -----------------------------------------------------------------------------
Total                                                  19,231.0      100.0     18,322.1              18,322.1      100.0        5.0
---------------------------------------------          -----------------------------------------------------------------------------


October 27, 2004                       15

FEMSA Comercio                        Results from operations

                                                                                 For the third quarter of:
                                                   ---------------------------------------------------------------------------------
Expressed in Millions of                                                      2003        "SIX"        2003
Pesos as of September 30, 2004                        2004     % Integ.     Reported     Stores     Comparable   % Integ.    % Incr.
---------------------------------------------      ---------------------------------------------------------------------------------
Net sales                                           5,974.3      100.0       4,440.0      207.1       4,647.1      100.0       28.6
Other revenues
---------------------------------------------      ---------------------------------------------------------------------------------
Total revenues                                      5,974.3      100.0       4,440.0      207.1       4,647.1      100.0       28.6
Cost of good sold                                   4,388.2       73.5       3,258.8      159.7       3,418.5       73.6       28.4
---------------------------------------------      ---------------------------------------------------------------------------------
Gross margin                                        1,586.1       26.5       1,181.2       47.4       1,228.6       26.4       29.1
---------------------------------------------      ---------------------------------------------------------------------------------
Administrative expenses                               110.1        1.8          65.9        2.4          68.3        1.5       61.2
Sales expenses                                      1,229.6       20.6         890.0       40.9         930.9       20.0       32.1
---------------------------------------------      ---------------------------------------------------------------------------------
Operating expenses                                  1,339.7       22.4         955.9       43.3         999.2       21.5       34.1
---------------------------------------------      ---------------------------------------------------------------------------------
Income from operations
  before management fee                               246.4        4.1         225.3        4.1         229.4        4.9        7.4
Management fee                                         29.4        0.5          25.2                     25.2        0.5       16.6
---------------------------------------------      ---------------------------------------------------------------------------------
Income from operations                                217.0        3.6         200.1        4.1         204.2        4.4        6.3
---------------------------------------------      ---------------------------------------------------------------------------------
Depreciation                                           31.3        0.5          34.0                     34.0        0.7       (8.2)
Amortization & other                                   82.9        1.4          34.8                     34.8        0.7      138.4
---------------------------------------------      ---------------------------------------------------------------------------------
EBITDA                                                331.2        5.5         268.9        4.1         273.0        5.9       21.3
Capital Expenditures                                  478.1                    319.7                    319.7                  49.5
---------------------------------------------      ---------------------------------------------------------------------------------

Information of Convenience Stores
---------------------------------------------      ---------------------------------------------------------------------------------
Total stores
New convenience stores                                  173                                               142                  21.8
Same stores data: (1)
   Sales (Thousands Pesos)                            606.5                                             550.2                  10.2
   Traffic                                             23.8                                              22.8                   4.2
   Ticket                                              25.5                                              24.1                   5.8
---------------------------------------------      ---------------------------------------------------------------------------------


                                                                                 For the nine months of:
                                                   ---------------------------------------------------------------------------------
Expressed in Millions of                                                      2003        "SIX"        2003
Pesos as of September 30, 2004                        2004     % Integ.     Reported     Stores     Comparable   % Integ.    % Incr.
---------------------------------------------      ---------------------------------------------------------------------------------
Net sales                                          16,276.8      100.0      12,497.9      598.6      13,096.5      100.0       24.3
Other revenues
---------------------------------------------      ---------------------------------------------------------------------------------
Total revenues                                     16,276.8      100.0      12,497.9      598.6      13,096.5      100.0       24.3
Cost of good sold                                  12,005.0       73.8       9,212.3      465.1       9,677.4       73.9       24.1
---------------------------------------------      ---------------------------------------------------------------------------------
Gross margin                                        4,271.8       26.2       3,285.6      133.5       3,419.1       26.1       24.9
---------------------------------------------      ---------------------------------------------------------------------------------
Administrative expenses                               317.4        2.0         201.8        7.2         209.0        1.6       51.8
Sales expenses                                      3,300.5       20.3       2,516.7      116.8       2,633.5       20.1       25.3
---------------------------------------------      ---------------------------------------------------------------------------------
Operating expenses                                  3,617.9       22.2       2,718.5      124.0       2,842.5       21.7       27.3
---------------------------------------------      ---------------------------------------------------------------------------------
Income from operations
  before management fee                               653.9        4.0         567.1        9.5         576.6        4.4       13.4
Management fee                                         84.6        0.5          61.7                     61.7        0.5       37.2
---------------------------------------------      ---------------------------------------------------------------------------------
Income from operations                                569.3        3.5         505.4        9.5         514.9        3.9       10.6
---------------------------------------------      ---------------------------------------------------------------------------------
Depreciation                                          147.5        0.9          98.5                     98.5        0.8       49.7
Amortization & other                                  166.5        1.0         100.5                    100.5        0.8       65.8
---------------------------------------------      ---------------------------------------------------------------------------------
EBITDA                                                883.4        5.4         704.4        9.5         713.9        5.5       23.7
Capital Expenditures                                1,226.3                    803.9                    803.9                  52.5
---------------------------------------------      ---------------------------------------------------------------------------------

Information of Convenience Stores
---------------------------------------------      ---------------------------------------------------------------------------------
Total stores                                          3,259                                             2,541                  28.3
New convenience stores                                  461                                               325                  41.8
Same stores data: (1)
   Sales (Thousands Pesos)                            579.6                                             533.7                   8.6
   Traffic                                             22.7                                              21.9                   3.7
   Ticket                                              25.5                                              24.4                   4.7
---------------------------------------------      ---------------------------------------------------------------------------------

(1) Monthly average information per store, considering same stores with 13 months of operations.


October 27, 2004                       16

FEMSA Empaques                      Results from operations

                                            For the third quarter of:                            For the nine months of:
Expressed in Millions of         -----------------------------------------------  --------------------------------------------------
Pesos as of September 30, 2004     2004   % Integ.   2003     % Integ.   % Incr.    2004     % Integ.   2003      % Integ.   % Incr.
------------------------------   -----------------------------------------------  --------------------------------------------------
Net sales                        2,085.8    99.3    1,971.3     99.7        5.8    6,025.0     99.5    5,579.3      99.7       8.0
Other revenues                      15.3     0.7        6.8      0.3      125.8       27.9      0.5       18.6       0.3      49.8
------------------------------   -----------------------------------------------  --------------------------------------------------
Total revenues                   2,101.1   100.0    1,978.1    100.0        6.2    6,052.9    100.0    5,597.9     100.0       8.1
Cost of good sold                1,631.6    77.7    1,497.5     75.7        9.0    4,681.3     77.3    4,263.6      76.2       9.8
------------------------------   -----------------------------------------------  --------------------------------------------------
Gross margin                       469.5    22.3      480.6     24.3       (2.3)   1,371.6     22.7    1,334.3      23.8       2.8
------------------------------   -----------------------------------------------  --------------------------------------------------
Administrative expenses             53.9     2.6       44.4      2.2       21.2      147.5      2.4      140.2       2.5       5.2
Sales expenses                     127.8     6.1      123.0      6.2        4.0      355.5      5.9      351.3       6.3       1.2
------------------------------   -----------------------------------------------  --------------------------------------------------
Operating expenses                 181.7     8.6      167.4      8.5        8.5      503.0      8.3      491.5       8.8       2.3
------------------------------   -----------------------------------------------  --------------------------------------------------
Income from operations
  before management fee            287.8    13.7      313.1     15.8       (8.1)     868.6     14.3      842.8      15.1       3.1
Management fee                      30.9     1.5       29.2      1.5        5.9       90.1      1.5       84.9       1.5       6.1
------------------------------   -----------------------------------------------  --------------------------------------------------
Income from operations             256.9    12.2      284.0     14.4       (9.5)     778.5     12.9      757.9      13.5       2.7
------------------------------   -----------------------------------------------  --------------------------------------------------
Depreciation                        78.8     3.8       77.9      3.9        1.2      228.5      3.8      211.3       3.8       8.2
Amortization & other                27.9     1.3       26.6      1.3        5.1       68.8      1.1       60.9       1.1      13.0
------------------------------   -----------------------------------------------  --------------------------------------------------
EBITDA                             363.6    17.3      388.5     19.6       (6.4)   1,075.8     17.8    1,030.1      18.4       4.4
Capital Expenditures                14.2               47.2               (69.9)      93.6               309.8               (69.8)
------------------------------   -----------------------------------------------  --------------------------------------------------

Total sales volume
(Millions of pieces)
------------------------------   -----------------------------------------------  --------------------------------------------------
Cans                               911.7              819.3                11.3    2,576.3             2,434.2                 5.8
Crown Caps                       4,340.1            3,649.4                18.9   12,505.6            10,603.6                17.9
Glass Bottles                      300.4              257.1                16.8      864.2               745.5                15.9
------------------------------   -----------------------------------------------  --------------------------------------------------
Export volumes: Cans                81.9              162.4               (49.6)     279.4               456.4               (38.8)
                Crown Caps       2,602.4            2,173.8                19.7    7,923.1             6,017.3                31.7
------------------------------   -----------------------------------------------  --------------------------------------------------
Exports reven.: Millions of Ps     221.1              245.7               (10.0)     652.8               689.6                (5.3)
                US Millions         19.3               21.5               (10.2)      56.8                60.8                (6.6)
------------------------------   -----------------------------------------------  --------------------------------------------------

% of sales revenue by client category:                                 Var. p.p.                                          Var. p.p.
------------------------------   -----------------------------------------------  --------------------------------------------------
Intercompany sales                  54.1               60.5                (6.4)      53.4                59.3                (5.9)
------------------------------   -----------------------------------------------  --------------------------------------------------
    FEMSA Cerveza                   46.7               41.8                 4.9       43.0                40.0                 3.0
    Coca-Cola FEMSA                  7.4               18.7               (11.3)      10.4                19.3                (8.9)
------------------------------   -----------------------------------------------  --------------------------------------------------
Third-party sales                   45.9               39.5                 6.4       46.6                40.7                 5.9
------------------------------   -----------------------------------------------  --------------------------------------------------
    Domestic                        34.5               28.0                 6.5       35.4                28.8                 6.6
    Export                          11.4               11.5                (0.1)      11.2                11.9                (0.7)
------------------------------   -----------------------------------------------  --------------------------------------------------
Total                              100.0              100.0                  --      100.0               100.0                  --
------------------------------   -----------------------------------------------  --------------------------------------------------


October 27, 2004                       17

                                          Other Financial Information
F   E   M   S   A                          as of September 30, 2004:

MACROECONOMIC INFORMATION

                                   Inflation                Exchange Rate
                             ----------------------   --------------------------
                             Sep03-Sep04   III Qtr.    Per USD      Per Mx. Peso
--------------------------------------------------------------------------------
Mexico                          5.06%       1.72%        11.3759       1.0000
Colombia                        5.98%       0.62%     2,595.1700       0.0044
Venezuela                      20.83%       3.27%     1,920.0000       0.0059
Brazil                          5.96%       1.47%         2.8586       3.9795
Argentina                       5.73%       1.31%         2.9800       3.8174
--------------------------------------------------------------------------------


October 27, 2004                       18

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

          [SEAL]
           KOF L

           KOF
           Listed
           NYSE

For Further Information:

Investor Relations

Alfredo Fernandez
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Website:
www.cocacola-femsa.com.mx

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

2004
THIRD QUARTER RESULTS
--------------------------------------------------------------------------------

                                                                              Third quarter                         Third quarter
                                                                            ------------------                  --------------------
                                                                              2004      2003          ^%          2004         2003
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                               11,411    11,358         0.5%      % of Tot.       Rev.
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                  5,588     5,557         0.5%        49.0%        48.9%
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                              1,958     1,796         9.0%        17.2%        15.8%
------------------------------------------------------------------------------------------------------------------------------------
Majority net income                                                           1,257       546       130.4%        11.0%         4.8%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                                                                     2,463     2,477        -0.5%        21.6%        21.8%
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Net Debt (2) (3)                                                             22,045    27,158
----------------------------------------------------------------------------------------------
Quarterly EBITDA (1)/Quarterly Interest Expense                               4.15
----------------------------------------------------------------------------------------------
Quarterly Earnings per Share                                                  0.68      0.30
----------------------------------------------------------------------------------------------
Average Shares Outstanding                                                   1,846.4   1,846.4
----------------------------------------------------------------------------------------------

Expressed in million of Mexican pesos with purchasing power as of September 30, 2004, except for per share amount.

(1) EBITDA = Operating income + Depreciation + Amortization & Others. See reconciliation table on page 11.

(2)   Figures for 2003 are as of December 31, 2003.

(3)   Net Debt = Total Debt - Cash

o     Total revenues for the third quarter reached Ps.11,410.6 million

o Consolidated operating income increased 9.0% totaling Ps.1,957.6 million, and operating margin reached 17.2%, a margin expansion of 140 basis points.

o Consolidated net income increased by 130.4% to Ps.1,257.0 million, resulting in earnings per share of Ps.0.681

o Total net debt at the end of the quarter was approximately U.S.$1,937.9 million.

Mexico City (October 27, 2004), Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world, in terms of sales volume, announces results for the third quarter and nine months of 2004.

"We have successfully completed the integration of our new operations and we are pleased with the results we have achieved thus far. The evident turnaround in profitability outside of Mexico underscores the efficacy of our shared business practices and strategies and, importantly, our understanding of our new market territories' cultural differences and consumption habits. Additionally, we are improving gradually our level of profitability in Mexico, despite raw-material cost pressure and the more complex competitive environment" said Carlos Salazar, Chief Executive Officer of the Company.

--------------------------------------------------------------------------------


October 27, 2004                       19

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Consolidated Results and Consolidated Balance Sheet
--------------------------------------------------------------------------------

CONSOLIDATED RESULTS

Our consolidated revenues reached Ps.11,410.6 million for the third quarter of 2004, an increase of 0.2% as compared to the same period of 2003. Our average price per unit case was Ps.24.27 (U.S.$2.13)2 and our consolidated operating income increased 9.0% to Ps.1,957.6 million, resulting in a margin expansion of 140 basis points from 15.8% to 17.2% over the prior quarter.

During the third quarter of 2004, our integral cost of financing shifted from a loss of Ps.942.2 million to a gain of Ps.128.7 million in the third quarter of 2003. This improvement mainly reflected a foreign exchange gain generated by the appreciation of the Mexican peso versus the U.S. dollar applied to our U.S. dollar-denominated debt and lower net interest expenses driven by a reduction in average debt balances.

During the third quarter of 2004, income tax, tax on assets, and employee profit sharing, as a percentage of income before taxes, was 40.6%. During the same period of 2003 this rate was 33.2%, reflecting the deduction for tax purposes of fees associated with the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.

Our consolidated majority net income increased 130.4% to Ps.1,257.0 million in the third quarter of 2004 as compared to the same period in 2003, resulting in earnings per share ("EPS") of Ps.0.681 (U.S.$0.598 per ADS) computed on the basis of 1,846.4 million shares outstanding (each ADS represents 10 local shares).

BALANCE SHEET

As of September 30, 2004, Coca-Cola FEMSA had a cash balance of Ps.3,492 million (U.S.$307.0 million), total short-term debt of Ps.3,380 million (U.S.$297.1 million), and long-term debt of Ps.22,157 million (U.S.$1,947.7 million).

During the third quarter of 2004, we reduced the Company's total debt by approximately U.S.$70 million. We completed the refinancing of the remaining principal amount of our 5yr USD syndicated loan (U.S.$40 million) from last year's acquisition financing, with a new 6 yr Ps.550 million bilateral loan. We also paid down the U.S.$100 million Private Placement Notes due 2004 issued in 1994. During the third quarter of 2004, the peso appreciated from Ps.11.5123 to Ps.11.3759, causing our total debt to increase in dollar terms by approximately U.S.$18.8 million.

The following charts set forth the Company's debt profile by currency and interest-rate type and the debt amortization schedule as of September 30, 2004:

--------------------------------------------------------------------------------
                                                 % Interest Rate        Average
Currency                         % Total Debt        Floating           Rate(2)
--------------------------------------------------------------------------------
U.S. dollars                          32%               31%              6.23%
Mexican pesos                         65%               21%              9.11%
Colombian pesos                        3%              100%             10.16%
--------------------------------------------------------------------------------
(2)   Annualized  average  interest  rate per currency for the third  quarter of
      2004

                                           Debt Amortization Schedule
                                    amounts in millions (local currency)(3)
--------------------------------------------------------------------------------
                                 U.S. dollars   Mexican pesos   Colombian pesos
--------------------------------------------------------------------------------
2004                                   $ 54.8
2005                                      0.7     Ps. 2,750.0       Col. 65,750
2006                                    200.7         1,314.7            45,000
2007                                      0.7         2,000.0            34,250
2008                                      0.2         3,750.0
2009 and thereafter                     455.0         6,700.0
--------------------------------------------------------------------------------
(3)   Debt amortization valued at face value as of September 30, 2004

----------
(2)   Assumes a foreign exchange rate of Ps.11.3759 per U.S. dollar


October 27, 2004                       20

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Consolidated statement of changes in financial position and operating results by territory
--------------------------------------------------------------------------------

Consolidated Statement of Changes in Financial Position

Expressed in million of Mexican pesos or U.S. dollars as of September 30, 2004
--------------------------------------------------------------------------------
                                                         Jan - Sep 2004
                                                               Ps.        USD(1)
-----------------------------------------------------   ------------------------
Net Income before extraordinary items                        2,711          238
Non cash charges to operating income                         1,688          148
Other non cash charges to net income                          (254)         (22)
-----------------------------------------------------   ------------------------
                                                             4,145          216
                                                        ------------------------
Change in Working capital                                      507           45
-----------------------------------------------------   ------------------------
NRGOA(2) before extraordinary items                          4,652          261
-----------------------------------------------------   ------------------------
Extraordinary items                                          1,194          105
-----------------------------------------------------   ------------------------
NRGOA(2)                                                     5,846          366
-----------------------------------------------------   ------------------------
Capital expenditures                                        (1,220)        (107)
Investments in shares and other assets                        (190)         (17)
Dividend payments                                             (530)         (47)
Financial Transactions                                      (3,854)        (339)
Others                                                         495           43
-----------------------------------------------------   ------------------------
Increase in cash and cash equivalents                          546          (84)
-----------------------------------------------------   ------------------------
Cash and cash equivalents at begining of period              2,946          259
Cash and cash equivalents at end of period                   3,492          307
--------------------------------------------------------------------------------
(1) Expressed in US$ millions assuming a foreign exchange rate of Ps. 11.3759 per US Dollar

(2)   Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco's results have not been included in our financial statements for periods prior to May 2003.

Financial information for the third quarter of 2004 is comparable with the third quarter of 2003, however for the nine-month period is not comparable. On an annual basis the information will not be comparable until the end of 2005.

As we mentioned in our fourth-quarter 2003 press release, several changes in the accounting policies were booked during that quarter which impacted our results for 2003. These changes were related to (i) an excise tax reimbursement in Mexico that would have impacted positively the third quarter of 2003 in the amount of Ps.47 million, ( ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that would have decreased our depreciation expense by Ps.32 million in the third quarter of 2003, and ( iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that would have reduced the operating expenses by Ps.60 million, decreasing the non-cash items in the same amount in the third quarter of 2003.

As part of an accounting standardization process implemented in Coca-Cola FEMSA territories during 2004, certain expenses that were classified as administrative expenses during 2003 are now classified as selling expenses during 2004. For comparison purposes we reclassified 2003 figures without impacting total operating expenses in 2003. The effect of these reclassifications were Ps.110.1 million and Ps.342.5 million for the third quarter of 2003 and the nine months ended in September 30, 2003, respectively.

For nine-month period volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.


October 27, 2004                       21

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Third quarter and First nine months 2004 summary
--------------------------------------------------------------------------------

THIRD QUARTER 2004 SUMMARY:

--------------------------------------------------------------------------------------------------
                           Volume              Operating Income
                           (MUC)     % Total       (million)         % Total    % Operating Margin
--------------------------------------------------------------------------------------------------
Mexico                     256.3      54.6%       Ps. 1,447.7         74.0%             21.6%
Central America             27.4       5.9%             101.1          5.2%             12.0%
Colombia                    40.5       8.6%             145.9          7.5%             15.2%
Venezuela                   45.2       9.6%              53.8          2.7%              4.5%
Brazil                      65.6      14.0%             112.5          5.7%              9.7%
Argentina                   34.0       7.3%              96.7          4.9%             16.3%
--------------------------------------------------------------------------------------------------
Total                      468.9      100.0%       Ps.1,957.6        100.0%             17.2%
--------------------------------------------------------------------------------------------------

FIRST NINE MONTHS 2004 SUMMARY:

--------------------------------------------------------------------------------------------------
                           Volume              Operating Income
                           (MUC)     % Total       (million)         % Total    % Operating Margin
--------------------------------------------------------------------------------------------------
Mexico                     741.6       54.4%      Ps.4,041.2          75.5%             20.5%
Central America             80.8        5.9%           291.7           5.5%             11.4%
Colombia                   122.0        8.9%           274.6           5.1%              9.9%
Venezuela                  126.7        9.3%           206.1           3.9%              6.1%
Brazil                     190.7       14.0%           261.0           4.9%              7.7%
Argentina                  102.5        7.5%           273.7           5.1%             15.5%
--------------------------------------------------------------------------------------------------
Total                    1,364.3      100.0%      Ps.5,348.0         100.0%             15.9%
--------------------------------------------------------------------------------------------------


October 27, 2004                       22

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Mexican and Central American operating results
--------------------------------------------------------------------------------

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps.6,707.2 million for the third quarter of 2004, 6.0% lower as compared to the third quarter of 2003, mainly driven by a 5.6% decline in the average price per unit case during the third quarter of 2004. Higher rates of sales volume growth in our territories outside the Valley of Mexico, which have a lower price per unit case, combined with lower average price per unit case, were the main reason for the price decrease. Excluding Ciel water volumes in 5.0, 19.0, and 20.0-liter packaging presentations, our average price per unit case was Ps.29.8 (U.S.$2.62).

Total sales volume remained almost flat in the third quarter of 2004 as compared to the same period of 2003, reaching 256.3 million unit cases ("MUC"). Carbonated Soft Drink ("CSD") sales volume increased 1.6% to 205.9 MUC, offsetting the 6.4% reduction in the jug water sales volume. CSD category growth mainly resulted from the solid performance of our flavor brands, which accounted for approximately two thirds of incremental volumes, while brand Coca-Cola accounted for the balance.

Income from Operations

During the quarter we experienced higher sweetener and polyethylene terephtalate ("PET") costs, which we partially offset with cost savings from our light-weight bottle initiatives, our increased use of standard sugar as compared to the third quarter of the previous year, and the synergies we captured from the consolidation of our new Mexican territories resulting on a 30 basis points decline in the gross margin from 53.0% in the third quarter of 2003 to 52.7% in the same period of 2004.

Operating expenses declined 4.4% to Ps.2,088.3 million, representing 31.1% of total revenues. The decline in operating expenses was mainly driven by adjustments in the compensation scheme in our pre-sale system, which increased the fixed component of our sales force wages and headcount optimization since the third quarter of last year. All of the above reduced our operating profit by 9.3% to Ps.1,447.7 million, resulting in an operating margin of 21.6%.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

In our Central American territories, total revenues reached Ps.841.8 million for the third quarter of 2004, an increase of 1.7% as compared to the same period of 2003, mainly driven by volume growth. Our average price per unit case was Ps.30.78 (U.S.$2.71) declining 0.6% due to a shift in our packaging mix to larger presentations.

Total sales volume in our Central American territories reached 27.4 MUC, a 2.0% increase as compared to the same quarter of 2003. This increase was mainly driven by volume growth in Costa Rica and Nicaragua. Brand Coca-Cola and flavors each accounted for approximately half of the volume increase.

Income from Operations

For the third quarter of 2004 our gross profit decreased by 7.3% to Ps.382.7 million as compared to the same period of 2003, resulting for 45.5% of gross margin. During the period, the Company experienced increases in raw material prices, mainly for sugar and PET, compared with the third quarter of 2003.

Despite the decline in gross profit, we increased our operating income by 49.8% in the third quarter of 2004 as compared to the same period of 2003, reaching an operating margin of 12.0%. The margin improvement resulted mainly from a shift in profitability of our Guatemalan operation and by increasing the fixed component in the compensation scheme in our pre-sale system in some of our Central American operations.


October 27, 2004                       23

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Colombian and Venezuelan operating results
--------------------------------------------------------------------------------

COLOMBIAN OPERATING RESULTS

Revenues

In Colombia, our total revenues were Ps.960.5 million for the third quarter of 2004, a 1.99% decline from the third quarter of 2003, despite a 2.6% decrease in sales volume. Our average price per unit case was Ps.23.73 (U.S.$2.09), 0.9% higher than the third quarter of 2003, as a result of price increases implemented in May 2004 over a declining and depressed pricing base. Our sales volume of brand Coca-Cola grew 5.5% to 26.7 MUC in the third quarter of 2004 as compared to the same period of the previous year, partially offsetting a 18.2% decline in our CSD flavors.

Income from Operations

During the third quarter of 2004, our gross profit totaled Ps.465.5 million, an increase of 1.6% compared with the same period of 2003, resulting in a 48.5% gross margin as compared to 46.8% in the same period of 2003. These results were mainly due to (i) lower sugar prices, and a shift to standard sugar, which is less-expensive, (ii) manufacturing savings achieved from the rationalization of our plants, and (iii) the appreciation of the Colombian Peso against the U.S. dollar applied to our dollar-denominated costs.

Our operating income was Ps.145.9 million during the third quarter of 2004, resulting in a 15.2% operating income margin compared to 8.4% in the previous year. This improvement was mainly driven by headcount optimization and lower corporate charges driven by centralization of certain administrative practices.

VENEZUELAN OPERATING RESULTS

Revenues

In Venezuela, our total revenues increased by 19.9% in the third quarter of 2004, as compared with the same period of the previous year totaling Ps.1,185.7 million, as a result of the combined effect of an increase of 5.1% in the average price per unit case and a 13.9% of volume growth. Our average price per unit case was Ps.26.20 (U.S.$2.30) as a result of price increases implemented at the end of the first quarter of 2004, which were partially offset by a product mix shift towards multi-serve presentations of the value protection brand Grapette. Sales volume increase was mainly driven by the introduction of the new presentation for the multi-flavor brand Hit and the continuous roll-out of larger presentations for the value protection brand Grapette which combined accounted for two thirds of the sales volume growth and the Coca-Cola brand representing the majority of the balance.

Income from Operations

In the third quarter of 2004, gross profit grew 27.9% year-over-year to Ps.510.9 million for a gross profit margin of 43.1% compared with 40.4% for the same period of 2003. Higher sales volume and the higher average price per unit case more than offset an increase in the unitary cost of sales due to a packaging mix shift to non-returnable presentations, which have higher packaging costs.

Selling and administrative expenses increased 60 basis points as percentage of total revenues due to (i) higher freight costs reflecting price increases above inflation, (ii) a reclassification of promotional expenses that was previously recorded in net revenues, and (iii) higher administrative expenses driven by additional senior and operating headcount intended to strength our management team in Venezuela. Our operating income was Ps.53.8 million, a 200 basis points improvement as a percentage of total revenues, over the same period of last year resulting in a 4.5% operating income margin.


October 27, 2004                       24

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Brazilian and Argentine operating results
--------------------------------------------------------------------------------

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps.1,161.4 million for the third quarter of 2004, an improvement of 12.9% as compared with the same period of the previous year. Our average price per unit case was Ps.17.65 (U.S.$1.55), a 3.4% increase over the third quarter of 2003, as a result of (i) a 2.5% weighted average price increase implemented in May 2004, (ii) our strategic shift in the product and channel mix towards the core brands and small retailers, respectively, and (iii) the implementation of our revenue management strategies.

During the third quarter of 2004, all of our beverage categories recorded increased volumes. CSD's sales volume in our Brazilian territories increased by 12.3% as compared with the same period of 2003, mainly driven by a 14.9% sales volume growth in brand Coca-Cola, which accounted for more than 70% of the sales volume increase in the period.

Income from Operations

During the third quarter of 2004, our gross profit totaled Ps.463.7 million, a 26.0% increase as compared with the same period of the previous year. Gross margin rose from 35.8% in the third quarter of 2003 to 39.9% in the same period of 2004, reflecting the optimized use of raw materials and higher efficiency levels.

In absolute terms, our operating expenses increased slightly as compared to the third quarter of 2003, however, they decreased as a percentage of sales as a result of higher operating leverage driven by an increase in sales volume. Our third-quarter operating income was Ps.112.5 million, resulting in a margin expansion of 760 basis points from 2.1% in the third quarter of 2003 to 9.7% in the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps.592.5 million, a 21.1% increase over the third quarter of 2003, due to the combined effect of an 18.9% sales volume growth and a 2.4% average price per unit growth during the same period. The average price growth was driven by price increases implemented at the end of July 2004.

During the quarter, the company experienced increased volumes in all of its beverage categories. Our premium and core brands represented more than 60% of the incremental sales volume during the quarter and the value protection brand Tai comprised the majority of the remaining balance.

Income from Operations

Our gross profit as a percentage of total revenues increased 400 basis points, from 37.3% in the third quarter of 2003 to 41.3% in the third quarter of 2004 due to the continued packaging mix trend to returnable presentations, which accounted for 27% of our sales volume in the third quarter of 2004, as compared to 25% in the same period of 2003.

In Argentina, our operating expenses as a percentage of total revenues decreased 260 basis points, from 27.6% in the third quarter of 2003 to 25.0% in the third quarter of 2004. This improvement resulted from higher fixed-cost absorption due to higher revenues. During the third quarter of 2004, operating income in our Argentine territories was Ps.96.7 million, and our operating income margin reached 16.3%, an increase of 660 basis points compared with the third quarter of 2003.


October 27, 2004                       25

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Summary of nine-month and recent developments
--------------------------------------------------------------------------------

SUMMARY OF NINE-MONTH RESULTS

Financial information for the first nine months of 2004 is not comparable with the same period of 2003, however for volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.

For the nine months ended September 30, 2004, our consolidated sales volume reached 1,364.3 MUC, an increase of 1.69% driven by volume growth in almost all of our territories during the first nine months of the year.

During the first nine months of 2004, our total revenues reached Ps.33,540.5 million, which resulted in a consolidated average unit price per case of Ps.24.48 (U.S.$2.15). Our gross margin as a percentage of total revenues was 48.7% for the first nine months of 2004. Our consolidated operating income was Ps.5,348.0 million, 15.9% as a percentage of total revenues during the first nine months of 2004.

Our consolidated net income before extraordinary items totaled Ps.2,710.9 million for the first nine months of 2004, resulting in an EPS of Ps.1.468 (U.S.$1.291 per ADS) computed on the basis of 1,846.4 million shares outstanding. Majority net income was Ps.3,893.7 million, resulting in an EPS of Ps.2.109 (U.S.$1.854 per ADS).

RECENT DEVELOPMENTS

o As we mentioned in our second quarter 2004 press release, we obtained a favorable final ruling in May 2004 from a Mexican federal court not subject to appeal allowing us to deduct losses arising from the sale of shares during 2002. As a result of the ruling, our consolidated net income for the second quarter of 2004 increased by Ps.1.258 billion (U.S.$98.8 million). In August 2004, we received Ps.1.124 billion in the form of a cash reimbursement and will receive the balance in the form of a tax deduction.

o On September 1, 2004, a rights offering of 98,840,861 newly issued Series L Shares, including Series L Shares in the form of American Depositary Shares, to holders of our Series L Shares and American Depositary Shares, as applicable, expired in both the United States and Mexico. The price per share was the Mexican peso equivalent of U.S.$2.216 per Series L Share or U.S.$22.16 per American Depositary Share. The rights offering did not have a significant impact on the ownership structure.

o On October 18, 2004, Mr. Irial Finan, President of Bottling Investments at The Coca-Cola Company, was named a Series D member of our board and Mr. Mark Harden, President of The Servicesource, a shared service division of The Coca-Cola Company, appointed as the alternate director. They replaced Mr. Steven J. Heyer and Ms. Patricia Powell, respectively.


October 27, 2004                       26

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Conference call information and recent developments
--------------------------------------------------------------------------------

CONFERENCE CALL INFORMATION

      Our third-quarter 2004 Conference Call will be held on: October 27, 2004, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9829 and International:
617-847-8703. We invite investors to listen to the live audiocast of the conference call on the Company's website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through November 5, 2004. To listen to the replay please dial:
Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

                                      * * *

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 30 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                      * * *

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2004. For comparison purposes, 2003 and 2004 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the third quarter of 2004, which ended on September 30, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                      * * *

                          (7 pages of tables to follow)


October 27, 2004                       27

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Consolidated Balance Sheet
--------------------------------------------------------------------------------

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of September 30, 2004
--------------------------------------------------------------------------------

Assets                                                     Sep-04        Dec-03
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                             Ps.   3,492   Ps.   2,946
--------------------------------------------------------------------------------
Total accounts receivable                                   2,333         3,049
--------------------------------------------------------------------------------
Inventories                                                 2,397         2,303
Prepaid expenses                                              142           211
--------------------------------------------------------------------------------
Total current assets                                        8,364         8,509
--------------------------------------------------------------------------------
Property, plant and equipment
Property, plant and equipment                              29,058        28,841
Accumulated depreciation                                  (11,772)      (11,111)
Bottles and cases                                           1,003         1,013
--------------------------------------------------------------------------------
Total property, plant and equipment, net                   18,289        18,743
--------------------------------------------------------------------------------
Investment in shares                                          421           625
Deferred charges, net                                       1,287         1,978
Intangibles                                                35,183        34,270
--------------------------------------------------------------------------------
Total Assets                                          Ps.  63,544   Ps.  64,125
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                       Sep-04        Dec-03
--------------------------------------------------------------------------------
Current Liabilities
Short-term bank loans and notes                       Ps.   3,380   Ps.   3,124
Interest payable                                              393           388
Suppliers                                                   3,399         3,577
Other current liabilities                                   3,134         2,864
--------------------------------------------------------------------------------
Total Current Liabilities                                  10,306         9,953
--------------------------------------------------------------------------------
Long-term bank loans                                       22,157        26,980
Pension plan and seniority premium                            528           627
Other liabilities                                           2,679         2,730
--------------------------------------------------------------------------------
Total Liabilities                                          35,670        40,290
--------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                             665           170
Majority interest:
Capital stock                                               2,745         2,745
Additional paid in capital                                 11,744        11,744
Retained earnings of prior years                           11,823         9,926
Net income for the period                                   3,894         2,426
Cumulative results of holding non-monetary assets          (2,997)       (3,176)
--------------------------------------------------------------------------------
Total majority interest                                    27,209        23,665
--------------------------------------------------------------------------------
Total stockholders' equity                                 27,874        23,835
--------------------------------------------------------------------------------
Total Liabilities and Equity                          Ps.  63,544   Ps.  64,125
--------------------------------------------------------------------------------


October 27, 2004                       28

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Consolidated Income Statement
--------------------------------------------------------------------------------

Consolidated Income Statement
Expressed in million of Mexican  pesos(1) with purchasing  power as of September
30, 2004
------------------------------------------------------------------------------------------------------------
                                                          3Q04          3Q03            YTD04       YTD03(2)
-----------------------------------------------   ---------------------------   -----------------------------
Sales Volume(millions unit cases)                        468.9         453.0          1,364.3          968.8
Average price per unit case                              24.27         25.07            24.48          26.14
-----------------------------------------------   ---------------------------   -----------------------------
Net revenues                                          11,381.9      11,357.8         33,392.0       25,326.8
Other operating revenues                                  28.7          25.6            148.5          143.4
-----------------------------------------------   ---------------------------   -----------------------------
Total revenues                                        11,410.6      11,383.4         33,540.5       25,470.2
Cost of sales                                          5,823.1       5,826.2         17,199.0       12,836.8
-----------------------------------------------   ---------------------------   -----------------------------
Gross profit                                           5,587.5       5,557.2         16,341.5       12,633.4
-----------------------------------------------   ---------------------------   -----------------------------
     Administrative expenses                             656.0         658.7          1,958.4        1,372.7
     Selling expenses                                  2,974.0       3,102.3          9,035.0        6,539.4
-----------------------------------------------   ---------------------------   -----------------------------
Operating expenses                                     3,630.0       3,761.0         10,993.4        7,912.1
-----------------------------------------------   ---------------------------   -----------------------------
Operating income                                       1,957.5       1,796.2          5,348.1        4,721.3
-----------------------------------------------   ---------------------------   -----------------------------
     Interest expense                                    594.1         705.0          1,830.7        1,210.5
     Interest income                                     163.8          88.3            241.7          223.6
     Interest expense, net                               430.3         616.7          1,589.0          986.9
     Foreign exchange loss (gain)                       (102.8)        773.7            104.9        1,769.0
     Loss (gain) on monetary position                   (456.2)       (448.2)          (967.3)        (454.8)
-----------------------------------------------   ---------------------------   -----------------------------
Integral cost of financing                              (128.7)        942.2            726.6        2,301.1
Other (income) expenses, net                             (40.4)         21.8            180.1          130.1
-----------------------------------------------   ---------------------------   -----------------------------
Income before taxes                                    2,126.6         832.2          4,441.4        2,290.1
Taxes                                                    863.5         276.4          1,730.5          833.6
-----------------------------------------------   ---------------------------   -----------------------------
Consolidated net income before ext. items              1,263.1         555.8          2,710.9        1,456.5
Extraordinary items                                         --            --          1,193.8             --
-----------------------------------------------   ---------------------------   -----------------------------
Consolidated net income                                1,263.1         555.8          3,904.7        1,456.5
-----------------------------------------------   ---------------------------   -----------------------------
Majority net income                                    1,257.0         545.6          3,893.7        1,440.5
-----------------------------------------------   ---------------------------   -----------------------------
Minority net income                                        6.1          10.2             11.0           16.0
-----------------------------------------------   ---------------------------   -----------------------------

-----------------------------------------------   ---------------------------   -----------------------------
Operating income                                       1,957.5       1,796.2          5,348.1        4,721.3
Depreciation                                             288.0         347.0            910.9          738.9
Amortization and Others (3)                              217.9        333.80            776.9          660.0
-----------------------------------------------   ---------------------------   -----------------------------
EBITDA (4)                                             2,463.4       2,477.0          7,035.9        6,120.2
-----------------------------------------------   ---------------------------   -----------------------------

(1) Except volume and average price per unit case figures.

(2) Includes five months from our new territories acquired from Panamco.

(3) Includes returnable bottel breakage expense.

(4) EBITDA = Operating Income + Depreciation +Amortization & Others.


October 27, 2004                       29

                                                                [LOGO] COCA-COLA
                                                                     FEMSA

Mexican and Central American operations
--------------------------------------------------------------------------------

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
-------------------------------------------------------------------------------------------------------
                                              3Q 04 % Rev            3 Q03 % Rev        YTD 04 % Rev
---------------------------------------       -----------            -----------        ------------
Sales Volume(millions unit cases)            256.3                   256.2              741.6
Average price per unit case                  26.05                   27.60              26.47
---------------------------------------    -------                   ------             -----
Net revenues                               6,675.5                 7,069.1           19,626.4
Other operating revenues                      31.7                    68.6              111.2
---------------------------------------    -------------------    -----------------   -----------------
Total revenues                             6,707.2      100.0%     7,137.7   100.0%   19,737.6   100.0%
Cost of sales                              3,171.3       47.3%     3,357.7    47.0%    9,297.3    47.1%
---------------------------------------    -------------------    -----------------   -----------------
Gross profit                               3,536.0       52.7%     3,780.0    53.0%   10,440.3    52.9%
---------------------------------------    -------------------    -----------------   -----------------
     Administrative expenses                 395.5        5.9%       367.9     5.2%    1,164.3     5.9%
     Selling expenses                      1,692.8       25.2%     1,815.8    25.4%    5,234.9    26.5%
---------------------------------------    -------------------    -----------------   -----------------
Operating expenses                         2,088.3       31.1%     2,183.7    30.6%    6,399.2    32.4%
---------------------------------------    -------------------    -----------------   -----------------
Operating income                           1,447.7       21.6%     1,596.3    22.4%    4,041.2    20.5%
Depreciation, Amortization & Others (2)      289.0        4.3%       362.0     5.1%      965.0     4.9%
---------------------------------------    -------------------    -----------------   -----------------
EBITDA (3)                                 1,736.7       25.9%     1,958.3    27.4%    5,006.1    25.4%
---------------------------------------    -------------------    -----------------   -----------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
-------------------------------------------------------------------------------------------------------

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
-------------------------------------------------------------------------------------------------------
                                             3Q 04 % Rev        3 Q03 % Rev            YTD 04 % Rev
---------------------------------------    ---------------   -----------------    ---------------------
Sales Volume(millions unit cases)           27.4               26.9                  80.8
Average price per unit case                30.78              30.96                 31.68
---------------------------------------   -------            -------              --------
Net revenues                               843.5              831.6               2,560.1
Other operating revenues                    (1.7)              (3.7)                  3.4
---------------------------------------    ---------------    ----------------    --------------------
Total revenues                             841.8    100.0%    827.9     100.0%     2,563.5      100.0%
Cost of sales                              459.1     54.5%    415.2      50.2%     1,340.5       52.3%
---------------------------------------    ---------------    ----------------    --------------------
Gross profit                               382.7     45.5%    412.7      49.8%     1,223.0       47.7%
---------------------------------------    ---------------    ----------------    --------------------
     Administrative expenses                69.7      8.3%     57.9       7.0%       200.8        7.8%
     Selling expenses                      211.9     25.2%    287.2      34.7%       730.6       28.5%
---------------------------------------    ---------------    ----------------    --------------------
Operating expenses                         281.6     33.5%    345.1      41.7%       931.4       36.3%
---------------------------------------    ---------------    ----------------    --------------------
Operating income                           101.1     12.0%     67.7       8.2%       291.7       11.4%
Depreciation, Amortization & Others (2)     42.6      5.1%     70.2       8.5%       179.8        7.0%
---------------------------------------    ---------------    ----------------    --------------------
EBITDA (3)                                 143.7     17.1%    137.8      16.6%       471.5       18.4%
---------------------------------------    ---------------    ----------------    --------------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
-------------------------------------------------------------------------------------------------------


October 27, 2004                       30

                                                                [LOGO] COCA-COLA
                                                                     FEMSA

Colombian and Venezuelan operations
--------------------------------------------------------------------------------

Colombian operations

Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                3Q 04 % Rev               3 Q03 % Rev              YTD 04 % Rev
----------------------------------------                      -------------------     -------------------    -----------------------
Sales Volume(millions unit cases)                               40.5                    41.6                    122.0
Average price per unit case                                    23.73                   23.52                    22.80
---------------------------------------                       -------                 -------                ---------
Net revenues                                                   960.5                   979.1                  2,781.4
Other operating revenues                                         --                      0.0                     --
----------------------------------------                      -------------------     -------------------    -----------------------
Total revenues                                                 960.5       100.0%      979.1       100.0%     2,781.4         100.0%
Cost of sales                                                  495.0        51.5%      521.2        53.2%     1,485.1          53.4%
----------------------------------------                      -------------------     -------------------    -----------------------
Gross profit                                                   465.5        48.5%      457.9        46.8%     1,296.3          46.6%
----------------------------------------                      -------------------     -------------------    -----------------------
     Administrative expenses                                    32.3         3.4%       87.6         8.9%       132.0           4.7%
     Selling expenses                                          287.3        29.9%      287.7        29.4%       889.7          32.0%
----------------------------------------                      -------------------     -------------------    -----------------------
Operating expenses                                             319.6        33.3%      375.3        38.3%     1,021.7          36.7%
----------------------------------------                      -------------------     -------------------    -----------------------
Operating income                                               145.9        15.2%       82.6         8.4%       274.6           9.9%
Depreciation, Amortization & Others (2)                         61.2         6.4%      104.6        10.7%       208.6           7.5%
----------------------------------------                      -------------------     -------------------    -----------------------
EBITDA (3)                                                     207.0        21.6%      187.2        19.1%       483.2          17.4%
----------------------------------------                      -------------------     -------------------    -----------------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
------------------------------------------------------------------------------------------------------------------------------------

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                               3Q 04 % Rev            3 Q03 % Rev            YTD 04 % Rev
----------------------------------------                 --------------------     -------------------   ---------------------
Sales Volume(millions unit cases)                            45.2                   39.7                   126.7
Average price per unit case                                 26.20                  24.92                   26.73
----------------------------------------                 ---------                -------               ---------
Net revenues                                              1,184.3                  988.9                 3,387.7
Other operating revenues                                      1.4                    0.0                     2.4
----------------------------------------                 -------------------     -------------------    --------------------
Total revenues                                            1,185.7     100.0%       988.9      100.0%     3,390.1      100.0%
Cost of sales                                               674.8      56.9%       589.4       59.6%     1,973.5       58.2%
----------------------------------------                 -------------------     -------------------    --------------------
Gross profit                                                510.9      43.1%       399.5       40.4%     1,416.6       41.8%
----------------------------------------                 -------------------     -------------------    --------------------
     Administrative expenses                                 68.8       5.8%        50.2        5.1%       194.2        5.7%
     Selling expenses                                       388.2      32.7%       324.8       32.8%     1,016.3       30.0%
----------------------------------------                 -------------------     -------------------    --------------------
Operating expenses                                          457.0      38.5%       375.0       37.9%     1,210.5       35.7%
----------------------------------------                 -------------------     -------------------    --------------------
Operating income                                             53.8       4.5%        24.5        2.5%       206.1        6.1%
Depreciation, Amortization & Others (2)                      55.4       4.7%        78.5        7.9%       171.4        5.1%
----------------------------------------                 -------------------     -------------------    --------------------
EBITDA (3)                                                  109.2       9.2%       103.0       10.4%       377.5       11.1%
----------------------------------------                 -------------------     -------------------    --------------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
------------------------------------------------------------------------------------------------------------------------------------


October 27, 2004                       31

                                                                [LOGO] COCA-COLA
                                                                     FEMSA

Brazilian and Argentine operations
--------------------------------------------------------------------------------

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
-------------------------------------------------------------------------------------------------------------------------------
                                                               3Q 04 % Rev               3 Q03 % Rev               YTD 04 % Rev
----------------------------------------                 --------------------     ---------------------    ---------------------
Sales Volume(millions unit cases)                            65.6                     60.0                    190.7
Average price per unit case                                 17.65                    17.07                    17.63
----------------------------------------                 ---------                  -------                 --------
Net revenues                                              1,157.9                  1,023.8                  3,361.7
Other operating revenues                                      3.5                      4.8                     11.4
----------------------------------------                 --------------------     --------------------     --------------------
Total revenues                                            1,161.4      100.0%      1,028.7      100.0%      3,373.1      100.0%
Cost of sales                                               697.7       60.1%        660.8       64.2%      2,065.6       61.2%
----------------------------------------                 --------------------     --------------------     --------------------
Gross profit                                                463.7       39.9%        367.9       35.8%      1,307.5       38.8%
----------------------------------------                 --------------------     --------------------     --------------------
     Administrative expenses                                 79.0        6.8%         71.4        6.9%        247.8        7.3%
     Selling expenses                                       272.2       23.4%        275.2       26.8%        798.7       23.7%
----------------------------------------                 --------------------     --------------------     --------------------
Operating expenses                                          351.2       30.2%        346.6       33.7%      1,046.5       31.0%
----------------------------------------                 --------------------     --------------------     --------------------
Operating income                                            112.5        9.7%         21.3        2.1%        261.0        7.7%
Depreciation, Amortization & Others (2)                      27.7        2.4%         24.6        2.4%         71.4        2.1%
----------------------------------------                 --------------------     --------------------     --------------------
EBITDA (3)                                                  140.3       12.1%         45.9        4.5%        332.3        9.9%
----------------------------------------                 --------------------     --------------------     --------------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
-------------------------------------------------------------------------------------------------------------------------------

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                        3Q 04 % Rev         3 Q03 % Rev         YTD 04 % Rev        YTD 03 % Rev
----------------------------------------            ----------------    ----------------   ------------------  ------------------
Sales Volume(millions unit cases)                     34.0                28.6                102.5                87.3
Average price per unit case                          16.64               16.25                16.39               16.06
----------------------------------------            -------             -------            ---------           ---------
Net revenues                                         565.3               465.4              1,679.7             1,402.1
Other operating revenues                              27.2                23.7                 81.7                76.1
----------------------------------------            ----------------    ----------------   ------------------  ------------------
Total revenues                                       592.5   100.0%      489.1    100.0%    1,761.4   100.0%    1,478.2   100.0%
Cost of sales                                        347.7    58.7%      306.8     62.7%    1,059.4    60.1%      952.4    64.4%
----------------------------------------            ----------------    ----------------   ------------------  ------------------
Gross profit                                         244.9    41.3%      182.4     37.3%      702.0    39.9%      525.8    35.6%
----------------------------------------            ----------------    ----------------   ------------------  ------------------
     Administrative expenses                          26.4     4.5%       23.4      4.8%       63.3     3.6%       82.3     5.6%
     Selling expenses                                121.8    20.6%      111.7     22.8%      365.0    20.7%      338.1    22.9%
----------------------------------------            ----------------    ----------------   ------------------  ------------------
Operating expenses                                   148.2    25.0%      135.0     27.6%      428.3    24.3%      420.4    28.4%
----------------------------------------            ----------------    ----------------   ------------------  ------------------
Operating income                                      96.7    16.3%       47.3      9.7%      273.7    15.5%      105.4     7.1%
Depreciation, Amortization & Others (2)               29.8     5.0%       40.7      8.3%       91.5     5.2%      132.5     9.0%
----------------------------------------            ----------------    ----------------   ------------------  ------------------
EBITDA (3)                                           126.5    21.4%       88.0     18.0%      365.1    20.7%      237.9    16.1%
----------------------------------------            ----------------    ----------------   ------------------  ------------------

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Others.
------------------------------------------------------------------------------------------------------------------------------------


October 27, 2004                       32

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Selected Information
--------------------------------------------------------------------------------

SELECTED INFORMATION
--------------------------------------------------------------------------------
For the three months ended September 30, 2004

Expressed in million Mexican pesos as of September 30, 2004

                             ---------                                 ---------
                              3Q 2003                                   3Q 2004
--------------------------------------------------------------------------------
Capex                          901.0     Capex                           498.6
--------------------------------------------------------------------------------
Depreciation                   347.0     Depreciation                    288.0
--------------------------------------------------------------------------------
Amortization & Others          333.8     Amortization & Others           217.9
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                     ------------------------------------------------------   ------------------------------------------------------
                                               3Q 2003                                            3Q 2004
                     ------------------------------------------------------   ------------------------------------------------------
                        Colas   Flavors   Water     Beer   Others    Total      Colas     Flavors    Water   Beer    Others    Total
---------------------------------------------------------------------------   ------------------------------------------------------
Mexico                  154.1     48.6     52.2      0.0     1.3     256.2      155.1      50.8      49.1     0.0      1.3     256.3
Central America          18.8      6.5      1.1      0.0     0.5      26.9       19.1       6.8       1.1     0.0      0.4      27.4
Colombia                 25.3      9.9      6.3      0.0     0.1      41.6       26.7       8.1       5.6     0.0      0.1      40.5
Venezuela                21.8     12.2      3.5      0.0     2.2      39.7       23.5      15.3       3.6     0.0      2.8      45.2
Brazil                   32.2     13.5      2.3     11.6     0.4      60.0       37.0      14.3       3.3    10.6      0.4      65.6
Argentina                20.9      7.4      0.2      0.0     0.1      28.6       23.6       9.9       0.3     0.0      0.2      34.0
---------------------------------------------------------------------------   ------------------------------------------------------
Total                   273.1     98.1     65.6     11.6     4.6     453.0      285.0     105.2      63.0    10.6      5.2     469.0
---------------------------------------------------------------------------   ------------------------------------------------------

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                           ---------------------------------------      -----------------------------------------
                                           3Q 2003                                        3Q 2004
                           ---------------------------------------      -----------------------------------------
                            Ret       Non-Ret    Fountain     Jug         Ret      Non-Ret     Fountain      Jug
------------------------------------------------------------------      -----------------------------------------
Mexico                     28.6        54.5        1.3        15.6       28.7       55.5          1.2        14.6
Central America            56.0        38.4        5.6          --       48.4       47.1          4.5          --
Colombia                   55.6        34.2        3.2         7.0       51.2       38.6          3.4         6.8
Venezuela                  36.7        55.8        2.9         4.6       30.3       63.1          3.0         3.6
Brazil                     11.8        84.2        4.0          --       10.9       85.8          3.3          --
Argentina                  25.3        71.1        3.6          --       27.1       69.0          3.9          --
------------------------------------------------------------------      -----------------------------------------

For the nine months ended September 30, 2004
Expressed in million Mexican pesos as of September 30, 2004

                            ----------                                ----------
                             YTD 2003                                  YTD 2004
--------------------------------------------------------------------------------
Capex                         1,808.9     Capex                         1,219.8
--------------------------------------------------------------------------------
Depreciation                    738.9     Depreciation                    910.9
--------------------------------------------------------------------------------
Amortization & Others           660.0     Amortization & Others           776.9
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                       ---------------------------------------------------    ------------------------------------------------------
                                            YTD 2003                                                  YTD 2004
                       ---------------------------------------------------    ------------------------------------------------------
                        Colas   Flavors   Water    Beer   Others    Total        Colas   Flavors   Water    Beer   Others     Total
--------------------------------------------------------------------------    ------------------------------------------------------
Mexico                  446.5    141.2    165.6     0.0     4.5      757.8       447.5    146.0    144.4     0.0     3.7       741.6
Central America          53.7     19.4      3.3     0.0     1.5       77.9        55.7     20.5      3.4     0.0     1.2        80.8
Colombia                 77.6     28.6     20.3     0.0     0.2      126.7        79.5     25.4     16.7     0.0     0.4       122.0
Venezuela                60.0     31.1      8.9     0.0     5.7      105.7        67.8     40.4     10.8     0.0     7.7       126.7
Brazil                   99.7     45.6      7.5    33.7     1.3      187.8       107.3     41.9      9.0    31.3     1.2       190.7
Argentina                62.7     23.4      0.9     0.0     0.3       87.3        70.5     30.6      0.9     0.0     0.5       102.5
--------------------------------------------------------------------------    ------------------------------------------------------
Total                   800.2    289.3    206.5    33.7    13.5    1,343.2       828.3    304.8    185.2    31.3    14.7     1,364.3
--------------------------------------------------------------------------    ------------------------------------------------------

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                       ------------------------------------------     --------------------------------------------
                                        YTD 2003                                         YTD 2004
                       ------------------------------------------     --------------------------------------------
                        Ret       Non-Ret    Fountain      Jug           Ret        Non-Ret     Fountain      Jug
-----------------------------------------------------------------     --------------------------------------------
Mexico                  27.7        54.5        1.3        16.5          28.5        55.5          1.3        14.7
Central America         52.1        42.3        5.6          --          49.5        46.1          4.4          --
Colombia                54.0        35.8        3.0         7.2          52.0        38.1          3.3         6.6
Venezuela               36.1        57.5        2.7         3.7          31.1        62.1          2.8         4.0
Brazil                  11.7        84.2        4.1          --          10.8        86.0          3.2          --
Argentina               24.2        71.9        3.9          --          27.3        69.0          3.7          --
-----------------------------------------------------------------     --------------------------------------------

--------------------------------------------------------------------------------


October 27, 2004                       33

                                                                [LOGO] COCA-COLA
                                                                       FEMSA

Macroeconomic Information
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 September 2004
                            Macroeconomic Information

                      ----------------------------------------------------------
                                      Inflation            Foreign Exchange Rate
                           LTM           YTD        3Q 04     (Per US Dollar) *
                      ----------------------------------------------------------

--------------------------------------------------------------------------------
  Mexico                   5.06%        3.37%       1.72%          11.3759
 Colombia                  5.98%        4.91%       0.62%       2,595.1700
Venezuela                 20.83%       14.68%       3.27%       1,920.0000
  Brazil                   5.96%        4.63%       1.47%           2.8586
Argentina                  5.73%        3.97%       1.31%           2.9800
--------------------------------------------------------------------------------

                       * Figures as of September 30, 2004
--------------------------------------------------------------------------------


October 27, 2004                       34